Exhibit 99.1

July 25, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER TO ANNOUNCE SECOND QUARTER FINANCIAL

RESULTS ON AUGUST 1, 2018

CONFERENCE CALL AND WEBCAST ON AUGUST 2, 2018

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) has scheduled the release of its second quarter 2018 financial results for Wednesday, August 1, 2018 after market close.

A conference call and webcast will be held on Thursday, August 2, 2018 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss the results and provide an update on the Coricancha Project. Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 888 599 8686
International Toll:	+1 323 994 2093
Conference ID:	9387135

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call.

For more information, please contact: Alex Heath Director, Investor Relations Toll Free: 1 888 355 1766 Tel: +1 604 638 8956 aheath@greatpanther.com www.greatpanther.com